

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2012

Via E-mail
James A. Merrill
Chief Financial Officer
GMX Resources Inc.
One Benham Place, Suite 600
9400 North Broadway
Oklahoma City, OK 73114

      Re: GMX Resources Inc.
             Registration Statement on Form S-4
             Filed January 25, 2012
             File No. 333-179169

Dear Mr. Merrill:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. We note that the registrant has the option to pay interest in part by issuing Additional Notes. It appears that you have not registered these Additional Notes in this registration statement. As such, please make clear where you discuss these options that the Additional Notes that may be issued at your option as payment of interest are not included as part of this offering. Also discuss any potential impact on the liquidity of the registered notes, and include new Risk Factors disclosure regarding any related risks. In the event the registrant issues Additional Notes, please explain the basis for any reliance on exemption from registration.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or the undersigned at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: David C. Buck, Esq.
        Andrews Kurth LLP